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                                                                   Exhibit 3(ii)

                   Amended and Restated Article III, Section 2

                                   ARTICLE III
                              SHAREHOLDERS MEETINGS

2. Annual Meeting of Shareholders. The annual meeting of the shareholders shall be held on or before September 30th of each calendar year, at any time as determined by the Board of Directors, when the shareholders shall elect a Board of Directors, and transact such other business as may properly be brought before the meeting. If the annual meeting shall not be called and held during any calendar year, any shareholder may call such meeting at any time after the end of the calendar year in which the meeting was not held.